Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2015
(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	8
3.0 OVERVIEW	9
3.1 OUTLOOK	10
4.0 FINANCIAL REVIEW	11
4.1 NON-IFRS MEASURES	11
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2015	13
4.3 SUMMARY OF QUARTERLY RESULTS	15
4.4 LIQUIDITY AND FINANCIAL CONDITION	16
4.5 CAPITAL RESOURCES	17
4.6 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	19
4.7 ISSUED CAPITAL	19
5.0 OFF BALANCE SHEET ARRANGEMENTS	20
6.0 TRANSACTIONS WITH RELATED PARTIES	20
7.0 PROPOSED TRANSACTIONS	20
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	20
9.0 OUTSTANDING SHARE DATA	21
10.0 RISKS AND UNCERTAINTIES	21
11.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	21
11.1 DISCLOSURE CONTROLS AND PROCEDURES	21
11.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	21
11.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	21

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of May 6, 2015 should be read in conjunction with the unaudited condensed interim financial statements for the three months ended March 31, 2015 and 2014, and related notes included therein. These unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2014 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The MD&A and unaudited condensed interim consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

Our business currently operates primarily through two business segments: Land Mobile Radio (“Sinclair Technologies”) and Satellite Communications.

Norsat International Inc.	Management’s Discussion & Analysis

Our common shares trade on The Toronto Stock Exchange (“TSX”) under the ticker symbol ‘NII’ and on the New York Stock Exchange - MKT (“NYSE MKT”) under the ticker symbol ‘NSAT’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multi-couplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Communications

Our Satellite Communications segment provides two broad categories of product: satellite terminals and microwave components.

Our Satellite Communications segment, provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

In addition it designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other microwave components.

Satellite Terminals

Our portfolio of portable satellite systems includes:

Norsat International Inc.	Management’s Discussion & Analysis

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is ideal for the rapid deployments of military and other highly mobile operations. The ROVER is easily capable of data transfer rates in excess of 12 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, yet portable enough for mobile operations. SigmaLink is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s GLOBETrekker, Rover and SigmaLink fly-away terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables users to pre-configure settings for rapid field deployments.

We also have available the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

We also offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

Norsat’s satellite communications for the maritime market includes the COM series, which is a high performance very small aperture terminal solution, designed for militaries, fisheries, Oil & Gas and other commercial applications.

Recently, Norsat announced the launch of the Journey Manpack ultra-portable Ku-Band satellite terminal, which is a 6-segment, carbon fiber portable terminal weighing less than 18 kilograms (40 pounds), including the backpack, ideal for military Special Forces and government applications that require maximum portability and quick set up.

Microwave components

Our portfolio of microwave components includes:

Low Noise Block Down Converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. A BUC is required to transmit to a satellite for applications such as news gathering, broadband internet access, and broadcasting.

Norsat International Inc.	Management’s Discussion & Analysis

Norsat’s product offering includes the new ATOM Series BUCs. These Block Up Converters are the smallest, lightest and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in the commercial LNB space.

2.3 Markets and Trends

Land Mobile Radio Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the land mobile radio (“LMR”) industry and specifically by the following industry segments:

  Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

  Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

Land Mobile Radio Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, US broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

  Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

  Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market, and

  Original equipment manufacturers (“OEMs”) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Norsat’s satellite-based communications business includes satellite terminals and microwave components. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same

Norsat International Inc.	Management’s Discussion & Analysis

point relative to the earth’s surface, thus giving the impression that they are stationary. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, driven primarily by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Satellite-Based Communications – Trends

Although we continue to see softness in the satellite-based communications market as a result of the US budget cuts and decrease in U.S. military spending, investments to develop new products have been well received by other global militaries, which we believe will translate into future revenue growth. In addition, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

  There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure.
  Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

  In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

  Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

  The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

  Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

  A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

  Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

  Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.	Management’s Discussion & Analysis

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for remote and challenging applications. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a mergers-and-acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

  enhancing our ability to provide communication solutions in challenging environments;

  providing access to high-end commercial markets; and,

  increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

On April 16, 2013, Norsat acquired certain business assets and assumed certain liabilities of CVG Inc. This acquisition has advanced our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Communications business unit.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company and a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and challenging applications. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two units. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

Norsat International Inc.	Management’s Discussion & Analysis

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We will continue to pursue new opportunities that further expand our market reach.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in remote and challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments.

We are also seeking new opportunities in remote and challenging applications where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build-outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were initially sold through our direct sales force. Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels, and we are increasingly emphasizing those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses. We will continue to focus our resources strategically and make appropriate investments. While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

3.0 Overview

  On January 16, 2015, the Company underwent a share consolidation on the basis of ten pre-consolidation common shares for each one post consolidation common share.

  On January 22, 2015, the Company announced the launched of the Journey Manpack 0.9m ultra-portable Ku- Band satellite terminal.

Norsat International Inc.	Management’s Discussion & Analysis

  On February 10, 2015, the Company’s shares of common stock commenced trading on the NYSEMKT. Norsat’s ticker symbol is “NSAT” and its shares ceased trading on the OTCBB concurrent with the listing of its shares on the NYSE MKT. The Company’s Common Shares also continue to trade on TSX under the symbol “NII”.

  On February 11, 2015 the Company announced the Satellite Communication segment shipped the first customer prototype of its upcoming ATOM 25 Watt Ka-band Block Upconverter (BUC). Ka-band communications offer higher throughput than Ku-band. The ATOM Ka-band BUC covers both commercial and military Ka-band (29-31 GHz).

  On February 17, 2015, the Company announced the Sinclair Technologies segment executed a standing offer with BC Emergency Health Services (BCEHS), to supply up to 16 of the company’s Comshel, communications shelters. BCEHS governs the emergency medical services system in B.C. and oversees the BC Ambulance Service. The structures will be installed over the next three years to protect communications equipment in some of the most mountainous western regions of Canada, permitting emergency personnel to effectively service the residents of British Columbia in these harsh and remote environments.

  On February 19, 2015, the Company announced the Satellite Communications segment signed a $3.5 million agreement with a Tier 1 Eurasian defense contractor, to purchase a range of Norsat’s portable satellite terminals to provide high performance military communications for an Eurasian Ministry of Defense. This order highlights the broad capabilities of the company’s product offerings, including the adoption of one of the Company’s newest innovations, the 0.9m Journey Manpack terminal.

  Total sales for the three months ended March 31, 2015 was $8.4 million, compared to $9.1 million in the same period in 2014.

  Our Sinclair Technologies segment recorded sales of $4.6 million in the first quarter of 2015, compared to $5.6 million in the same period of 2014. The decrease reflects the recent softness in the infrastructure and public safety markets. In addition, sales were affected by the severe, prolonged winter in the Eastern Seaboard, delaying their customer’s installation period for their products, and the weaker Canadian dollar affecting the segment’s sales to its Canadian markets.

  Satellite Communications segment recorded sales of $3.8 million in the first quarter of 2015, compared to $3.5 million in the same quarter in 2014. For the three months ended March 31, 2015, Satellite terminal and related product sales were $1.9 million compared to $0.6 million during the same period in 2014. Microwave products sales were approximately $1.9 million for the three months ended March 31, 2015, compared to $2.9 million for the same period in 2014. The decrease reflects a significant ATOM contract in 2014 that was not repeated in 2015.

  Consolidated gross margins for the three months ended March 31, 2015 were 40%, compared to 41% during the same period in 2014.

  Continued global economic weakness and US budget cuts has increased competition in our markets. Going forward, pricing pressure could negatively impact our ability to maintain or improve margins.

3.1 Outlook

As we look forward to the second quarter of 2015, we expect our revenues to be lower compared to the same period in 2014, due to the timing and delivery of certain orders. However, we expect to see growth in the second-half of 2015, as we benefit from the improved bookings that have taken place over the last couple of quarters and this will translate into overall annual revenue growth compared to 2014. The Company expects this growth to be led by the Satellite Communications segment, due to increases in U.S. and global military spending. In contrast the Company’s Land Mobile Radio division’s revenue is forecasted to be lower than 2014, due to ongoing softness in its Canadian markets.

Norsat International Inc.	Management’s Discussion & Analysis

Going forward, the Company will continue to work to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders.

Management will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

4.0 Financial Review

4.1 Non-IFRS Measures

EBITDA and Adjusted EBITDA

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted with foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization) and tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2015.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

('000s)	Three months ended March 31
	2015	2014	Change
Net earnings for the period	$560	$2,177	$(1,617)	(74%)
Interest expense	15	33	(18)	(55%)
Amortization and depreciation	$328	319	9	3%
Tax recovery	(134)	(70)	(64)	91%
EBITDA	$769	$2,459	$(1,690)	(69%)
Foreign exchange loss (gain)	178	(867)	1,045	(100%)
Adjusted EBITDA	$947	$1,592	$(645)	(41%)

Adjusted EBITDA for the three months ended March 31, 2015 was $0.9 million, compared to $1.6 million in the same period last year, reflecting a decrease of gross profit of $0.4 million from lower sales volume and an increase

Norsat International Inc.	Management’s Discussion & Analysis

of operating expenses of $0.2 million. The increase in operating expenses reflects investments in organizational infrastructure and product development.

Adjusted Working Capital and Adjusted Current Ratio

Adjusted Working Capital is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. Management believes that Adjusted Working Capital provides an important measure of the Company’s operating performance because it allows management, investors and others to evaluate and compare the efficiency of our allocation of short-term financial resources.

While our acquisition loan is a current liability, we believe it is a non-operating item and is not reflective of our current operations, and accordingly it has been excluded in the Adjusted Working Capital calculations. Adjusted Working Capital is calculated by subtracting current liabilities, excluding acquisition loan, from current assets. As at March 31, 2015, Adjusted Working Capital decreased slightly to $16.0 million, from $16.1 million at December 31, 2014.

Adjusted Current Ratio is also a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our adjusted current ratio helps to assess the health of our liquidity.

Our acquisition loan has also been excluded from the Adjusted Current Ratio calculations as we believe it is a non-operating item. Adjusted Current Ratio is defined as current assets divided by current liabilities, excluding the acquisition loan. As at March 31, 2015, Adjusted Current Ratio was 3.3 times which is comparable to 3.2 times as at December 31, 2014.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

('000s), except ratio amounts
	March 31, 2015	December 31, 2014	Change
Current Assets (A)	$22,893	$23,630	$(737)	(3%)

Current Liabilities (B)	8,169	9,861	(1,692)	(17%)
Less Acquisition Loan	(1,295)	(2,371)	1,076	(45%)
Adjusted Current Liabilities (C)	$6,874	$7,490	$(616)	(8%)

Working Capital (A)-(B)	$14,724	$13,769	$955	7%
Adjusted Working Capital (A)-(C)	$16,019	$16,140	$(121)	(1%)

Current Ratio (A)/(B)	2.8	2.4	0.4	17%
Adjusted Current Ratio (A)/(C)	3.3	3.2	0.2	6%

Norsat International Inc.	Management’s Discussion & Analysis

4.2 Results of Operations for the Three Months Ended March 31, 2015

Sales and Gross Margin

	Three months ended March 31
	2015	2014	Change
Sales (in '000s)
Sinclair Technologies	$4,645	$5,619	$(974)	(17%)
Satellite Communications	3,765	3,499	266	8%
Total	$8,410	$9,118	$(708)	(8%)

Gross Profit Margin
Sinclair Technologies	43%	40%	3%
Satellite Communications	36%	43%	(7%)
Total	40%	41%	(1%)

Results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our Satellite Communications segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended March 31, 2015, total sales were $8.4 million, compared to $9.1 million from the same quarter of 2014.

Sales from the Sinclair Technologies segment were $4.6 million for the first quarter of 2015, compared to $5.6 million during the same period in 2014, reflecting continued softness in its Canadian markets and an extended winter season in the Northeast.

First quarter Satellite Communications sales were $3.8 million, compared to $3.5 million in Q1 2014, reflecting stronger satellite terminal sales which were $1.9 million compared to $0.6 million in the same period a year ago. Other service revenues were $0.1 million, compared to $0.3 million in Q1 2014, reflecting the non-renewal of significant airtime contracts. Within the Satellite Communications Segment, first quarter microwave products were $1.9 million, compared to $2.9 million in the first quarter of 2014. The $1.0 million decrease was mainly due to the completion of a large ATOM product contract in 2014, which was not repeated in 2015.

On a consolidated basis, gross profit was $3.4 million compared to $3.8 million for the three months ended March 31, 2014 and first quarter gross margin percentages were 40% compared to gross margins of 41% for the same period in 2014. The Sinclair Technologies segment achieved a first quarter gross profit margin of 43%, compared to 40% gross margin in the same quarter in 2014. The increase in gross margin reflects the strengthening of the US dollar against the Canadian dollar as our labor and overhead costs are predominately in Canadian dollars. The Satellite Communications segment recorded a gross profit margin of 36%, compared to a gross margin of 43% during the same quarter of 2014. Microwave products margins were 42% for the three months ended March 31, 2015, compared to 46% in the same period in 2013. The decrease reflects lower-margin revenues in the product mix, and the reduced warranty costs due to the expiry of a significant warranty obligation in Q1 2014, acquired as part of the acquisition of certain assets and liabilities of CVG. Satellite terminal and related product margins were 30% for the three months ended March 31, 2015 which is on par with 30% in Q1 2014. The Q1 2015 margins reflect our satellite terminals being sold into more competitive low-cost markets.

Norsat International Inc.	Management’s Discussion & Analysis

Expenses

('000s)	Three months ended March 31
	2015	2014	Change
Selling and distributing expenses	$1,267	$1,304	$(37)	(3%)
General and administrative expenses	993	859	134	16%
Product development expenses, net	428	308	120	39%
Other expenses/(income)	244	(815)	1,059	>(100%)
Total expenses	$2,932	$1,656	$1,276	77%

For the three months ended March 31, 2015, total expenses increased to $3.0 million, from $1.7 million compared to the same quarter in 2014.

First quarter selling and distribution expenses were $1.3 million for the three months ended March 31, 2015, comparable to $1.3 million in 2014. Increased employee costs were offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s selling distribution expenses are in Canadian dollars.

First quarter general administration expenses increased to $1.0 million, from $0.9 million incurred for the same period in 2014. The increase reflects strategic investments, offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s administration expenses are in Canadian dollars.

Product development expenses, net

	Three months ended March 31
	2015	2014	Change
Direct expenses	$707	$614	93	15%
Amortization	52	81	(29)	(36%)
Less: Government contribution	(331)	(387)	56	(14%)
Total product development expenses, net	$428	$308	$120	39%

First quarter direct product development expenses were $0.7 million compared to $0.6 million during the same period last year. The increase reflects more headcount in product development, which was partially offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s product development expenses are in Canadian dollars.

Direct product development expenses were offset by government contributions of $0.3 million in the first quarter of 2015, which is on par with the government contributions of approximately $0.4 million for the same period in 2014, resulting in net product development expenses of approximately $0.4 million in the first quarter of 2015 compared to $0.3 million in the same period in 2014.

Other expenses for the first quarter of 2015 were $0.2 million, compared to a $0.8 million income during the same period last year. The change reflects a $0.2 million loss on foreign exchange in the first quarter of 2015 compared to a $0.9 million gain in the same period in 2014 and an approximately $31,000 impairment charge on certain property and equipment in the first quarter of 2015. Interest and bank charges decreased to approximately $36,000 in the first quarter of 2015 compared to $53,000 for the same period in 2014, reflecting lower interest costs from a lower outstanding acquisition loan balance. For the three month period ending March 31, 2015, the Company repaid $1.0 million of its acquisition loan compared to $0.5 million in the same period in 2014.

Norsat International Inc.	Management’s Discussion & Analysis

Net earnings for the period

('000s), except per share amounts	Three months ended March 31
	2015	2014	Change
Earnings before income taxes	$425	$2,107	$(1,682)	(80%)
Net Income tax recovery	(134)	(70)	(64)	91%
Net earnings for the period	$559	$2,177	$(1,618)	(74%)

Basic and diluted earnings per share	$0.10	$0.38	$(0.28)	(74%)

First quarter earnings before income taxes were $0.4 million, compared to $2.1 million earnings before income taxes for the same period in 2014. The majority of the decrease can be attributed to change in foreign exchange. Loss on foreign exchange was $0.2 million in the first quarter of 2015 compared to a gain on foreign exchange of $0.9 million in the same period in 2014. In addition, first quarter 2015 gross profit margins decreased by $0.4 million, due to lower sales volume, and total expenses increased by $0.2 million compared to the same period in 2014, reflecting strategic investments.

Net income tax recovery was approximately $134,000 in the first quarter of 2015, compared to a net income tax recovery of approximately $70,000 in the same period in 2014.

First quarter net earnings was $0.6 million, or $0.10 per share, basic and diluted, compared to $2.2 million or $0.38 per share, basic and diluted for the first quarter in 2014.

4.3 Summary of Quarterly Results

('000s), except for earnings per share		Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31

2014	$	$	$	$
Sales	8,410
Net earnings for the period	560
EBITDA(1)	769
Adjusted EBITDA(1)	947
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.10
Weighted average common shares outstanding -
Basic ('000s)	5,766
Diluted ('000s)	5,789

2013	$	$	$	$
Sales	9,118	9,584	8,107	9,371
Net earnings	2,177	1,000	968	51
EBITDA(1)	2,459	1,052	1,200	380
Adjusted EBITDA(1)	1,592	1,334	1,017	742
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.38	0.17	0.17	0.01
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	5,767	5,766	5,761	5,764
Diluted ('000s)	5,771	5,770	5,763	5,770

(1)	EBITDA and Adjusted EBITDA are Non-IFRS Measures. See Section 4.1 “Non-IFRS Measure”.

Quarterly results from our two revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the spring and summer seasons. For our Satellite Communications segment, the third

Norsat International Inc.	Management’s Discussion & Analysis

and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are generally more evenly distributed than those of our other segments. They also tend to be strongest during periods when sales from our other segments are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results in 2015.

4.4 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

Our balance sheet remains sound. As at March 31, 2015, we had $5.3 million in cash and cash equivalents, a decrease of $0.2 million from $5.5 million as at December 31, 2014. For the three months ended March 31, 2015, we made principal repayments totaling $1.0 million, including a $0.5 million voluntary accelerated payment in the first quarter of 2015, compared to $0.5 million of principal repayments for the same period in 2014.

To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $3.3 million operating line of credit. As at March 31, 2015, the Company issued a standby letter of credit of $0.2 million against its credit facilities.

Cash used from operating activities was approximately $0.2 million for the three months ended March 31, 2015, compared to $0.4 million for the comparable periods in 2014.

For the three months ended March 31, 2015, approximately $56,000 was used for investing activities as compared to approximately $84,000 used in the same period in 2014.

For the three months March 31, 2015, we used $0.2 million in financing activities, compared to use of approximately $24,000 in the same period in 2014. In first quarter of 2015, we repaid $1.0 million of the acquisition loan compared to $0.5 million in the same period in 2014. In addition we received proceeds of $0.8 million from government contributions in the first quarter of 2015, compared to $0.5 million in the same period in 2014.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Adjusted Working capital1 as at March 31, 2015 was at $16.0 million, compared to $16.1 million at December 31, 2014. The Adjusted Current Ratio2 as at March 31, 2015 was 3.3 times, compared to 3.2 times as at December 31, 2014.

Trade and other receivables were $6.8 million as at March 31, 2015, compared to $7.6 million as at December 31, 2014. Net government funding receivables were $0.2 million as at December 31, 2015, compared to $0.6 million in 2014.

[1] Adjusted Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measures”.
[2] Adjusted Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measures”.

Norsat International Inc.	Management’s Discussion & Analysis

Trade and other payables and accrued liabilities decreased to $4.2 million as of March 31, 2015 compared to $5.4 million at December 31, 2014. The decrease reflects timing of vendor payments and payment of 2014 corporate bonuses during Q1 2015.

Current deferred revenue was $1.7 million as at March 31, 2015, compared to $1.2 million as at December 31, 2014. The increase reflects the deferred revenue of significant Satellite contracts.

Inventory as at March 31, 2015 was $10.3 million, compared to $10.1 million as at December 31, 2014, an increase of $0.2 million.

As of March 31, 2015, shareholders’ equity increased to $29.1 million compared to $29.0 million at December 31, 2014. Net earnings for the period were $0.5 million offset by a comprehensive loss from foreign exchange of $0.5 million.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

4.5 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard our ability to support normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at March 31, 2015 shareholders’ equity was $29.1 million (December 31, 2014 - $29.0 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”). Under this agreement, the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obliged to repay the funding over the repayment period. Funding is conditional on maintaining certain reporting requirements. As at March 31, 2015, we were in compliance with these reporting requirements.

For the three months ended March 31, 2015, there were no other changes in our approach to capital management.

Credit Facilities

For the three months ended March 31, 2015, we made principal repayments totaling $1.0 million, including a $0.5 million voluntary accelerated payment in the first quarter of 2015 (Q1 2014 - $0.5 million) against the acquisition loan. As at March 31, 2015, our combined weighted average interest was 2.53% (December 31, 2014 – 2.77%).

As at March 31, 2015, we had cash and cash equivalents of $5.4 million as our capital resources. We plan to continue to fund cash requirements through operations. If required, we have credit facilities of $3.3 million in place that can be drawn upon. There are currently no major capital projects or divestitures in progress. As at March 31,

Norsat International Inc.	Management’s Discussion & Analysis

2015, the Company had drawn $0.2 million of the $3.3 million operating line of credit for a standby letter of credit of a significant sales contract.

As of March 31, 2015, we were in compliance with our externally imposed covenants.

Strategic Aerospace and Defense Initiative I (“SADI I”)

As at March 31, 2015, the Company did not accrue any liability for repayment relating to SADI I as the amount cannot yet be determined since the repayment amount is contingent on 2015 financial results compared to those achieved in 2014.

Strategic Aerospace and Defense Initiative II (“SADI II”)

For the three months ended March 31, 2015, the Company has recorded $0.3 million (March 31, 2014 - $0.4 million) as a reduction to product development expenses related to SADI II in the Consolidated Statements of Earnings and Comprehensive Income and $nil (March 31, 2014 – approximately $27,000) as a reduction to intangible assets, property and equipment costs related to SADI II.

As at March 31, 2015, the Company has recorded $3.6 million or Cdn$4.0 million of the maximum funding amount of Cdn$13.2 million under SADI II.

As at March 31, 2015, eligible costs related to SADI II of $0.2 million (March 31 2014 - $0.6 million) was included in trade and other receivables.

For the three months ended March 31, 2015, total cash received under SADI II was $0.8 million (March 31, 2014 – $0.5 million).

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year end and is capped at the lesser of 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. Annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at March 31, 2015, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Research and Development, Patents and Licenses, etc.

For the three months March 31, 2015, we invested $0.8 million into product development compared to $0.7 million in the comparable period in 2014, reflecting our commitment to ongoing product development activities.

Norsat International Inc.	Management’s Discussion & Analysis

4.6 Contractual Obligations and Contingencies

Our known contractual obligations at March 31, 2015, are quantified in the following table:

('000s)		Inventory
		purchase	Operating lease
	Acquisition loan	obligations	obligations	Total

Remaining 2015	$1,295	$6,888	$545	$8,728
2016	-	31	677	708
2017	-	-	177	177
2018	-	-	-	-
2019	-	-	-	-
	$1,295	$6,919	$1,399	$9,613

The Company has operating lease commitments extending to June 2017. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above. In addition, the Company is required to make contingent repayment of SADI I government contributions pursuant to the repayment term of the agreement. As at March 31 2015, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

4.7 Issued Capital

Total shares issued and outstanding as at March 31, 2015 and 2014 were 5,831,658.

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were being reduced to 5,831,658 common shares on a post-consolidated basis.

Stock Option Plan

During the three months ended March 31, 2015, a total of 26,352 stock purchase options were granted at an average weighted exercise price of Cdn$6.84 and a fair value of Cdn$2.23, of which 4,642 were granted to senior management and directors.

During the three months ended March 31, 2014, a total of 28,716 stock purchase options were granted at an exercise price of Cdn$5.30 and a fair value of Cdn$1.90, of which 16,014 stock purchase options were granted to senior management and directors at the same average price and fair value.

For the three months ended March 31, 2015, we charged $13,628 to operating expenses as share-based payments for stock options with a corresponding increase in contributed surplus (March 31, 2014 – $14,992).

Options typically vest in 2 years and expire 5 years from the grant date.

Norsat International Inc.	Management’s Discussion & Analysis

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Restricted Share Unit Plan

As at March 31, 2015, a total of 72,103 RSUs were outstanding. For the three months ended March 31, 2015, we charged $40,323 to operating expenses as share-based payments for RSUs with a corresponding increase in contributed surplus (March 31, 2014 – $40,040).

5.0 Off Balance Sheet Arrangements

As at March 31, 2015 and May 5, 2015, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Manager in the ordinary course of their employment are as follows:

('000s)	Three months ended M arch 31
	2015	2014
Short-term employee benefits	$261	$282
Share based payments	25	33
Total	$286	$315

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel.

7.0 Proposed Transactions

As at March 31, 2015 and May 5, 2015, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

Critical accounting estimates are described in Section 8.0 “Critical Accounting Estimates” of our 2014 annual MD&A found at www.sedar.com. When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

The judgments, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in our last annual financial statements for the year ended December 31, 2014.

Changes in Accounting Policies and Future Accounting Pronouncements

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2014. The unaudited condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014.

Norsat International Inc.	Management’s Discussion & Analysis

9.0 Outstanding Share Data

We have an unlimited number of Common Stock authorized.

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were reduced to 5,831,658 common shares on a post-consolidated basis.

There were 237,460 options outstanding to acquire common shares at exercise prices ranging from Cdn$3.60 to Cdn$8.60 per share as at March 31, 2015.

10.0 Risks and Uncertainties

There have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 12.0 “Risks and Uncertainties” of our annual 2014 MD&A found at www.sedar.com.

Investors should carefully consider the risks and uncertainties described in its annual 2014 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment

11.0 Disclosure Controls and Internal Controls over Financial Reporting

11.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

11.2 Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

11.3 Changes in Internal Controls over Financial Reporting

During the three months ended March 31, 2015, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.